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07020630

SEC FILE NO. 82-35004

January 17, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated January 12, 2007 that the Company has made available to security holders relating to unaudited revenues and assets under management for the year ended December 31, 2006.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

PROCESSED
PROCESSED
JAN 31 2007
JAN 31 2007
THOMSON
FINANCIAL

Very Truly Yours,

Michael Kessler

cc: David McMahon

SK 23121 0001 739630

Regulatory Announcement

RECEIVED
2007 JAN 29 A 11:73
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Trading Statement
Released	07:00 12-Jan-07
Number	3986P

RNS Number:3986P
Charlemagne Capital Limited
12 January 2007

12 January 2007

Charlemagne Capital Announces Unaudited Revenues and Assets under Management ("AuM") for the year ended 31 December 2006

Charlemagne Capital Limited ("Charlemagne" or the "Group") today issues a trading update for year ended 31 December 2006 in advance of the audited preliminary results, scheduled to be announced on 13 March 2007.

Highlights

- Group AuM of US$4.65 billion
- Net management fees increased by 40% to US$38.1 million
- Net performance fees for the second half of US$24.8 million

The key revenue items and AuM for the financial year which ended on 31 December are set out below.

Unaudited revenue numbers for the year ended 31 December 2006

	Year ended 31 December 2006 (unaudited) US$m	Six months ended 31 December 2006 (unaudited) US$m	Year ended 31 December 2005 (audited) US$m
Net management fees	38.1	17.1	27.3
Net performance fees	51.6	24.8	60.6
Other income	1.7	1.6	2.9
Total Revenue	91.4	43.5	90.8

Performance fees accrue throughout the accounting period in the accounts of each respective fund. It is the Group's accounting policy only to recognise performance fees as they crystallise at the year end of the relevant fund or, in certain cases, on redemption. As at 31 December 2006, accrued performance fees which had not crystallised were US$9.8 million (2005: US$20.9m). Levels of accrued performance fees at any particular time should not be seen as necessarily indicative of the eventual crystallised figures, especially in periods of above average market volatility.

All values in relation to 2006 contained in the above table are unaudited and

may be subject to adjustment during the audit process.

Group AuM totals US$4.65 billion as at 2 January 2007(i)

After allowing for the planned withdrawal of Novy Neft monies(ii) of US$440 million or 10.8% of the opening AuM during 2006, Group AuM has increased by 24.5% or US$1,001 million during the year. As at 2 January 2007, the total AuM stood at US$4,645 million. This represents a year on year increase of US$561 million or 13.7% without making any adjustment for the Novy Neft capital return.

The table below sets out the Group's AuM as at 2 January 2007 and the movements experienced in each product range during 2006.

	1 January 2006 AuM (US$m)	Net subscriptions (US$m)	(%)	Novy Neft reorganisation (US$m)	(%)	Net performance (US$m)	(%)	2 January 2007 AuM (US$m)	Mov in (%
Magna	988	(67)	(6.8%)	59	6.0%	275	27.9%	1,255	
OCCO	254	52	20.5%	-	-	27	9.6%	333	
Institutional	1,998	4	0.2%	77	3.9%	506	24.8%	2,585	
Specialist	844	16	1.9%	(576)	(68.2%)	188	33.3%	472	(
Total	4,084	5	0.1%	(440)	(10.8%)	996	25.8%	4,645	

Dividend policy

As stated previously, the Directors intend to adopt a progressive dividend policy that reflects the long-term earnings and cash flow potential of the Group. In the absence of unforeseen circumstances, the Group intends to declare both a second ordinary interim dividend (first interim dividend US 2.10 cents per share) as well as a second special dividend (first special dividend US 1.65 cents per share) in respect of the year ended on 31 December 2006. Further details will be provided in the audited preliminary results announcement.

Share Repurchases

Buying back shares is one of the mechanisms by which the Group seeks to manage its capital structure and return surplus capital to shareholders. During the period since listing on 4 April 2006, the Group has repurchased on market for cancellation, shares representing 1.2% of the company's issued share capital at an average price of 68p and a total cost of US$4.7 million. The Group will continue to buy back shares as it deems appropriate subject to not being in a closed period for trading. The current such period will expire once the audited preliminary results are announced on 13 March 2007.

(i) Data is reported as at the first business day of the following period in order to capture all subscription and redemption orders placed during the period but not processed until the next dealing date for the funds concerned. AuM data is net of any crossholdings and is unaudited and may be subject to adjustment during the audit process.
(ii) Novy Neft and Novy Neft II ("Novy") are Bermudian companies listed on the Bermuda Stock Exchange. Novy Neft was launched in November 2003 and Novy Neft II in February 2004 with the objective of investing in local Gazprom shares via structured products. In December 2005, and as highlighted at the time of the Charlemagne IPO, Gazprom received legal permission to allow direct foreign

investment into local Gazprom shares and, as a result, the two funds have been restructured during June 2006. As at 2 January 2007, AuM within Novy has reduced to US$45 million which may roll off over time. Novy generates an annual management fee of 1 per cent and no performance fees. The positive fund attribution to Magna and Institutional as a result of the Novy Neft re-organisation is caused by the unwinding of shareholdings by funds in these categories in Novy.

Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director & Head of Investment

Smithfield Consultants Tel. 020 7360 4900
John Kiely
George Hudson

Notes to Editors:

Charlemagne is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its principal funds, Charlemagne has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit

forecast.

This statement is aimed at providing estimates regarding revenue and trading conditions experienced by Charlemagne Capital Limited in the year ended December 31 2006. The unaudited data contained in this statement are currently provisional and all such data are subject to change and may differ materially from the final numbers that will be reported on 13 March 2007. This statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

This information is provided by RNS
The company news service from the London Stock Exchange

END